American Bonanza Gold Corp.
Management’s Discussion and Analysis (AMENDED)
(For the six months ended June 30, 2011, as of August 12, 2011)

General

The following discussion of performance, financial condition and analysis should be read in conjunction with American Bonanza Gold Corp’s. (“the Corporation”) annual audited consolidated financial statements for the year ended December 31, 2010 and the unaudited condensed consolidated interim financial statements of the Corporation for the six months ended June 30, 2011 and 2010. All amounts are expressed in Canadian Dollars unless otherwise indicated. The condensed consolidated interim financial statements for the six months ended June 30, 2011 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), including comparative figures. The consolidated financial statements for the year ended December 31, 2010 have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Further information on the transition to IFRS is provided in the “International Financial Reporting Standards” section of this Management’s Discussion and Analysis.

Forward-Looking Statements

Certain statements contained in the following Management’s Discussion and Analysis (“MD&A”) constitute forward-looking information within the meaning provided by Canadian securities laws. All statements other than statements of historical facts, are forward looking information. The following information provided in this Management’s Discussion and Analysis include statements regarding: the timing of the delivery of mill components to the mine site and assembling of plant and crusher; the estimated production, production and capital cost estimates; and the timing of application for permitting, commencement of mining at Copperstone, and sufficiency of capital set out under the heading “Outlook”. Although the Corporation believes the expectations expressed in such forward-looking information are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Forward looking information in this MD&A is based on various assumptions including, but not limited to, the expectations and beliefs of management, the assumed long term price of gold, that the Corporation will complete and receive required permits and licenses as required to develop the Copperstone Mine, the assumptions in the financial analysis prepared in connection with the feasibility report on the Copperstone Mine, that the Corporation will be able to access financing, the Corporation will be able to access appropriate equipment and sufficient labour, and the Corporation’s capital and operating costs will not increase significantly. These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on forward-looking information or the assumptions on which the Corporation’s forward looking information is based. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, changes in the availability of labour, equipment and personnel, unanticipated changes in laws governing mining projects and operations, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Investors should carefully review and consider the risk factors identified in this MD&A and in the Corporation’s Annual Report on Form 20-F for the year ended December 31, 2010. Accordingly the actual events may differ materially from those projected in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are also advised to consider such forward-looking statements while considering the risks set forth below. The Corporation does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws.

Description of Business

The Corporation is a development stage company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States. The Corporation is re-activating mining at its construction stage 100% owned Copperstone gold mine in Arizona and maintains ownership of other projects including Gold Bar in Nevada.

RESTATEMENTS

The Corporation has made amendments to the previously file condensed consolidated interim Financial Statements as set out below:

January 1, 2010	Original filed	Adjustment	Amended	Explanations
Exploration and evaluation	$38,879,917	($1,064,474)	$37,815,443	Revised functional currency valuation
Deficit	($25,250,015)	($1,064,474)	($26,314,489)	Offset account to Revised
				functional currency valuation
December 31, 2010
Exploration and evaluation	$27,044,476	($1,064,474)	$25,980,002	Revised functional currency valuation rollover to current period
Deficit	($31,414,043)	($1,064,474)	($32,478,517)	Offset account to Revised functional currency valuation roll over to current period
June 30, 2011
Mineral properties, plant and equipment	$36,950,836	($2,722,027)	$34,228,809	Functional currency translation and stock based compensation capitalization
Deficit	($34,344,965)	($1,064,474)	($35,151,439)	Offset account to Revised functional currency valuation roll over to current period
Stock-based compensation	$1,786,679	($258,000)	$1,528,679	Allocate expense to Mineral properties
Accumulated other comprehensive income	($2,754,095)	$1,915,553	($4,669,648)	Current period of functional currency adjustment

Overview of Performance

The Corporation’s working capital as at June 30, 2011 was $12,067,674 compared with a working capital position of $7,979,474 as at December 31, 2010. Use of funds for operating activities in the six months ended June 30, 2011 totalled $959,294 (2010 – $590,658). Use of funds for exploration expenditures, plant purchase and development at Copperstone and other properties totalled $7,714,122 (2010 – $892,354). Cash outlays were further reduced by the environmental bond with the BLM totaling $1,571,858 (2010 – $nil). The loss for the six months ended June 30, 2011 was $2,672,922 or $0.02 per share compared with a net loss of $1,190,424 or $0.01 per share for the six months ended June 30, 2010. Overall expenses are up from increased activity. A significant component of the current period’s loss was related to stock-based compensation expense of $1,528,679 (2010 – $nil) and a significant component of the previous year comparable period’s loss related to the sale of marketable securities of $642,899 (2011 -$nil).

Between 2001 and 2006, the Corporation completed substantial drilling campaigns (over 400 holes totalling over 150,000 feet) that defined the measured, indicated and inferred resources at Copperstone. Over the past years the Corporation has been studying the best way to put Copperstone into production while completing further exploration drilling to increase the size of the resource.

The Corporation completed and released the positive results of its NI43-101 compliant Feasibility Study (the “Study”) in February, 2010 (updated January, 2011). The Study was prepared to present the results of a comprehensive evaluation of the Copperstone deposit and provide an economic evaluation of future underground mining operations at the past producing Copperstone mine. The Study indicates Copperstone will be a profitable gold mine with positive economics from the re-activation of mining, pursuing the gold mineralization from the past open pit to the future high grade underground mining. Re-activation of mining at Copperstone remains the Corporation’s primary objective.

In August 2010, the Corporation completed the purchase of a 700 ton per day milling and flotation circuit at Copperstone for a cash payment of US$400,000 and the issuance of 1,250,000 common shares. The purchase price of the mill was valued at US$612,500. This purchase represents a significant cost savings and is expected to reduce the capital cost of the Copperstone project by approximately $400,000. The mill has operated for less than 2 years and is in good condition. The Corporation has acquired a full set of engineering drawings, which will help accelerate construction timelines and reduce costs. The mill includes a rod mill, ball mill, fume scrubber, flotation cells, cleaner cells, concentrate filter drum, tank thickeners, water storage tank, concentrate ore samplers, cyclones, duplex gravity concentrating jigs, the mill building, control panel and conveyor. The mill does not include a crusher and crusher building, which Bonanza has purchased separately.

In November 2010, the milling and flotation/gravity plant and building were shipped to a facility in Globe, Arizona for refurbishing and some major components of the milling and flotation circuit were delivered to Bonanza’s Arizona based construction contractor’s yard in preparation for construction. All parts were subsequently transferred to Copperstone in May 2011 when the environmental permits were completed and received.

In addition to the milling facilities, the Corporation also purchased a jaw crusher and a cone crusher. The jaw crusher is a Nordberg P1008VF Portable Jaw Plant with ST1008 Jaw Crusher (32" x 40"), a 16 foot x 44" Vibrating Grizzly feeder, a Kent Model KHB-86 Rock Breaker with 16' Boom and an associated control tower. The crusher has a capacity of up to 200 tons per hour and will crush all of the coarse run-of-mine mill feed for the planned mining operations. The equipment was purchased from Earthworks Machinery Company of Roseville, California. The cone crusher is a Nordberg 4 foot cone crusher and includes a 16 foot x 6 foot screen and associated conveyors and motors. The equipment was purchased from J.W. Jones Company of Paragon, Indiana.

The jaw crusher was mobilized to Kingman, Arizona for final repairs. These repairs will be complete and the crusher back on-site in the first week of September 2011. The cone crusher has been delivered to Copperstone.

Construction of the Copperstone Mill, Mine, and Tailings Facility started in earnest in June 2011. Detailed engineering is complete with only minor engineering issues remaining. Construction of the mill foundation is complete as of August 5, 2011 with structural steel and equipment being placed. The foundations for the ore bin and crusher is nearly complete and will be in place by the end of August 2011. As of Aug 5, 2011, most of the site administrative facilities have been rehabilitated and in use.

Earth work on the tailings pond commenced in mid July 2011, with most of the first phase of the pond roughed out and compacted fill being placed.

All major equipment is on-site with only minor purchases required to complete the installation.

In October, 2010 the United States Department of the Interior’s Bureau of Land Management (“BLM”) issued the federal permits for mining at the Copperstone gold mine. The BLM’s Decision Record is supported by the Proposed Reopening of the Copperstone Mine Environmental Assessment DOI-BLM-AZ-C020-2010-0015-EA (the “EA”), and the Finding of No Significant Impact (the “FONSI”).

The FONSI determines that the Proposed Action (construction of the Copperstone gold mine) does not constitute a major Federal Action affecting the quality of the human environment and that an Environmental Impact Statement is unnecessary. The FONSI determines that the proposed action under the EA will assure that no significant adverse impact will occur to the human environment in terms of air quality, global warming, cultural resources, hazardous material, human health and public safety, lands and realty management, mineral resource management, native American religious concerns, non-native invasive species, recreation, surface protection, visual resources, water quality – drinking and ground, wildlife, wild horse and burro management.

In February, 2011 the Corporation posted an approximately US$1.6 million cash reclamation bond with BLM for Copperstone. The bond was posted to guarantee that the Corporation is positioned to complete all required reclamation at the end of the mine life at Copperstone based on the current mine plan of operations. The Corporation will perform partial reclamation work at the Copperstone site concurrent with mining operations, as described in the mine plan of operations.

On April 20, 2011 the Corporation received the final aquifer protection permit (the "APP") required for gold mining and processing. The permit was issued by the Water Quality Division of the Arizona Department of Environmental Quality (the "ADEQ") as aquifer protection permit number P-106172.

In November, 2010, the Corporation reported the selection of Mining and Environmental Services LLC ("MES"), of Idaho Springs, Colorado, to conduct contract mining at the wholly owned Copperstone gold mine in Arizona, and entered into a formal agreement with MES in March, 2011. MES mobilizes on May 2011 upon receipt of the final state permits to start pre-development mining activities, including rehabilitation of the existing decline and the development of the initial high grade stopes.

Installation of the North Portal at the mine is commenced with the new portal set and and significant progress made towards completion. The rehabilitation of the west portal is completed to the main D-Zone cross cut and continues. Stope development will start upon final rehabilitation of the D-zone crosscut.

In November, 2010 the Corporation closed the sale of its eastern Canadian exploration properties with Balmoral Resources Ltd. (“Balmoral”). In consideration for the properties, Balmoral made a one-time cash payment to the Corporation of Cdn $3.7 million dollars and issuance of 4.5 million common shares of Balmoral to Bonanza, and assumed all ongoing liabilities in respect of the properties acquired. The Balmoral shares were valued at $1.15 per share giving total share value of $5,175,000.

In January, 2011 the Corporation closed a public offering of units by Wellington West Capital Markets Inc (the “Agent”) for a total of 50 million units at a price of $0.35 per unit for gross proceeds of $17.5 million. Each unit consisted of one common share and one half of one warrant, with each whole warrant entitling the holder to purchase a further common share at a price of $0.45 per common share at any time until July 21, 2012. The Corporation paid the Agent a cash commission equal to 6% of the gross proceeds of the Offering, and issued to the agent warrants to purchase 2,963,700 common shares at a price of $0.38 per common share, exercisable until July 21, 2012.

By agreement dated June 1, 1989 between Golden Band Resources Inc. (“Golden Band”), and Barrick Gold Corp., formerly Prime Resources Corp. (“Barrick”) and American Bonanza Gold Corp., formerly American Ore Ltd. (“American Bonanza”) formed a joint venture with mineral claims located next to the Snipe mine in northern British Columbia.

American Bonanza had written down its interest down to zero value in previous years.

During the fiscal year, American Bonanza and Golden Band acquired Barrick’s Iskut Joint Venture interest. 47.5% to American Bonanza and 52.5% to Golden Band in return for acknowledging Barrick’s resignation as operator and discharged Barrick from all of its duties and obligations as the operator of the Iskut JV.

In June, 2011 the Corporation and its joint venture partner Golden Band signed a letter agreement to sell their JV interest to Skyline Gold Corporation. The general terms of the Skyline agreement require the payment of 5,000,000 common shares of Skyline and 2,500,000 warrants which are exercisable for a period of five years to be split proportionately between the Corporation (47.5%) and Golden Band (52.5%) . One warrant can be converted into a common share of Skyline at a price of $0.50 per share.

The Corporation has not recorded any value for the acquired interest nor has it recorded any gain on the sale of its interest in the Iskut Joint Venture since the sale is subject to negotiating the final terms of the agreement, meeting certain conditions specified in the letter agreement and receiving approval from the regulatory authorities.

Highlights of the Feasibility Study

The Copperstone Gold Mine is estimated to produce on average 45,891 ounces of gold annually for the first 3 years, and have a capital investment payback period of only 13 months. The Study details a total capital cost of US$17.74 million, including working capital, G&A startup, reclamation bonding, and contingencies. The Study estimates the cash production cost to be US$415 per ounce of gold produced.

The After Tax Net Present Value (“AT-NPV”) of the mine is US$51,291,204 and the Internal Rate of Return (“IRR”) is 96.3% in the base case using a future gold price estimate of US$962 per ounce and a 5% discount rate. Using the spot gold price of US$1,155 per ounce and a 0% discount rate, the AT-NPV rises to approximately US$92.7 million and the IRR increases to 129%. The current gold price is US$1,736 (www.kitco.com on August 12, 2011).

Selected Information

The following table sets forth selected consolidated annual financial information of the Corporation for as of the end of each of the last three fiscal years. The selected consolidated financial information should be read in conjunction with the Consolidated Financial Statements of the Corporation. The Corporation made the transition to IFRS effective January 1, 2011, and as a result, certain quarters have financial information calculated under IFRS and others are presented using Canadian GAAP.

	Six months ended		Year Ended December 31,
	June 30,
	2011	2010	2010	2009	2008
	IFRS	IFRS	IFRS	CGAAP	CGAAP
	$	$	$	$	$
Net loss	(2,672,922)	(1,190,424)	(6,609,474)	(11,041,089)	(3,883,826)
Net loss per share	(0.02)	(0.01)	(0.05)	(0.09)	(0.03)
Total cash and cash equivalents	8,902,969	507,313	3,104,650	957,923	2,650,636
Working capital	12,067,674	646,880	7,979,474	2,638,431	5,726,261
Total liabilities	2,227,806	703,387	1,079,376	724,292	1,739,187
Total assets	49,005,794	39,446,431	36,890,149	45,335,078	57,167,469
Shareholders’ equity	46,777,988	38,743,044	35,810,773	44,610,786	55,428,282

Results of Operations

For the six months ended June 30, 2011, the Corporation had a net loss of $2,672,922 or $0.02 per share compared to a net loss of $1,190,424 or $0.01 per share with the corresponding period in 2010. A significant component of the current period’s loss was related to stock-based compensation expense of $1,528,679 (2010 – $nil) as a result of options granted in 2011. General and administrative costs increased to $785,688 from $316,504 in 2010. Some significant components of the general and administration costs include management fees, consultant fees and salaries of $461,612 (2010 – $190,379) the increase resulting from changes in project allocation. Public company expenses were $232,493 (2010 - $90,164), the change was the result of increases in investor relations spending and business activities related to the start up of the Copperstone project.

Exploration office expenses increased to $125,456 in the period from $70,996 in 2010 due to increased activities of other exploration projects. Activities relating to property evaluations and investigations are ongoing. Exploration expenses in the period also include all costs associated with maintaining the Corporation’s exploration offices in Reno, Nevada.

During 2006 the Corporation continued its surface and underground drilling program at the Copperstone project. This program phase was completed and the result of the preliminary assessment prepared by AMEC was filed on SEDAR on March 28, 2006. In August, 2006, the Corporation began a large drilling campaign designed to expand the gold resources at the 100% owned Copperstone gold project in Arizona. The drilling was completed ahead of schedule, consisting of 27 drill holes with a combined length of 7,695 meters (25,247 feet). In April of 2007, the Corporation began Phase II drilling. In September, 2007 Phase II drilling was completed consisting of 17 drill holes and a combined length of 5,482 meters (17,980 feet). This drilling phase was designed to test the continuity, geometry, and overall significance of the gold intercepted in several targets during Phase I drilling. Re-interpretation of previous geophysical data and a new ground magnetic survey also contributed to the targeting for the Phase II drilling.

During 2008, the Corporation commenced its Phase III exploration drilling campaign which targeted the South Pit and the Southwest gold zones with 15 drill holes of combined length of 4,313 meters (14,147 feet) completed. The South Pit zone as currently understood is at least 300 meters long and is open to expansion along strike and up and down dip. During 2007 and 2008, exploration follow-up drilling in the South Pit zone totaled 11 drill holes, all of which encountered the targeted fault zones and gold mineralization. The South Pit zone and the Southwest zone have the potential to extend the mine life at Copperstone beyond the current resources, and further drilling at both zones is planned.

Summary of Quarterly Results

Selected consolidated financial information for each of the most recently completed quarters of fiscal 2011, 2010 and 2009 are as follows. The Corporation made the transition to IFRS effective January 1, 2011, and as a result, certain quarters have financial information calculated under IFRS and others are presented using Canadian GAAP.

(In thousand of dollars	2011		2010				2009
except amounts per share)	Jun	Mar	Dec	Sep	Jun	Mar	Dec	Sep
	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	CGAAP	CGAAP
	$	$	$	$	$	$	$	$

Cash and cash equivalents	8,903	15,348	3,104	626	507	517	958	1,606
Working Capital	12,068	20,796	7,979	649	647	1,307	2,638	4,131
Total assets	49,006	39,446	36,890	37,491	40,511	40,734	45,335	56,694
Shareholder’s equity	46,778	38,743	35,811	36,868	39,808	40,003	44,610	55,021
Net loss	560	2,113	507	4,912	702	488	9,906	184
Net loss per share	(0.00)	(0.01)	(0.00)	(0.04)	(0.01)	(0.00)	(0.08)	(0.00)

The Corporation’s cash and cash equivalents ended June 30, 2011 increased to $8,902,969 from $3,104,650 ended December 31, 2010. Working capital also increased correspondingly from $7,979,474 to $12,067,674 during this quarter. Use of funds during this quarter includes the mineral property development expenditures and the acquisition of plant and equipment totaling $5,715,983 (Q2 2010 - $467,879). Funding used to support operation was $687,049 during this quarter compared to $191,261 during the second quarter of 2010. The increase was the result of increased activities relating to preproduction and site preparation. Cash-based operating expenses also includes general and administrative expenses of $489,209 (Q2 2010 – 99,633) and stock-based compensation expenses of $17,787 (Q2 2010 -$nil). Total operating loss, however, decreased from $702,191 to $643,996 during the current quarter compared to the same quarter last year.

Liquidity and Capital Resources

The Corporation’s working capital as at June 30, 2011 was $12,067,674 compared with a working capital position of $7,979,474 as at December 31, 2010. The increase in working capital was the result of the successful financing of $16,095,697 net proceeds by issuance of common shares. Use of funds for operating activities in the period totalled $687,049 (December 31, 2010 – $399,397). Use of funding for exploration expenditures at Copperstone and other properties and towards the processing plant and development of the Copperstone mine totalled $5,715,983 (2010-$467,879).

On June 22, 2007 the Corporation entered into an option agreement with Cusac for Cusac to acquire the Taurus Project from the Corporation for total cash consideration of up to $11,000,000 plus up to 3,000,000 common shares of Cusac. On December 19, 2007 Cusac and Hawthorne Gold Corp. (“Hawthorne”) entered into a definitive merger agreement entitling holders of Cusac common shares to receive one common share of Hawthorne in exchange for each 19 common shares of Cusac. The Corporation, Cusac and Hawthorne also entered into an option assignment and amending agreement (the “Agreement”) whereby Cusac assigned to Hawthorne all its rights to the option to acquire the 46 mineral claims of the Taurus Project from the Corporation. The assignment agreement amended the terms of the original option agreement and required Hawthorne to pay $6 million over two years, consisting of $1 million by December 22, 2007 (paid), $2 million by June 22, 2008 (paid), $1.5 million by June 22, 2009 and $1.5 million by December 22, 2009. On June 22, 2007, the Corporation received its first instalment of 1,500,000 common shares of Cusac and on December 22, 2007 and June 22, 2008 the Corporation received the $1,000,000 and $2,000,000 option payments respectively.

In December 2008, the agreement was further amended to delete the 2009 payments and all subsequent royalty payments in favour of issuance of 6,750,000 Hawthorne common shares to the Corporation. The Corporation received the Hawthorne shares in full on December 30, 2008, which were valued at $2,362,500 based on the quoted market price and the Corporation recognised a loss on property disposal of $977,782. During 2009, the Corporation sold 1,300,000 of these securities and realised a gain of $68,712. During the year ended December 31, 2010, the Corporation sold an additional 5,528,947 Hawthorne shares at an average price of $0.177 per share for gross proceeds of $976,535 and incurred commission of $16,344.

On June 16, 2010 the Corporation completed a non-brokered private placement of 1,594,500 flow-through shares, at a price of $0.16 per share for gross proceeds of $255,120. No commission was paid on the financing.

On August 10, 2010 the Corporation completed a non-brokered private placement of 3,333,717 units (the “Units”) at a price of $0.15 per Unit for gross proceeds of approximately $500,000. Each Unit consists of one common share, and one half of one common share purchase warrant with each full warrant entitling the holder to acquire one common share at a price of $0.23 until August 11, 2012. A 5% finder’s fee was paid on the financing.

On August 16, 2010 the Corporation closed the purchase of a milling and flotation for a purchase price of US$400,000 and the issuance of 1,250,000 common shares. The common shares issued were valued at $0.17 per share for $212,500.

On August 24, 2010 the Corporation completed a non-brokered private placement of 4,675,166 units (the “Units”) at a price of $0.15 per Unit for gross proceeds of approximately $700,000. Each Unit consists of one common share (a “Common Share”), and one half of one common share purchase warrant (a “Warrant”), with each full Warrant entitling the holder to acquire one common share at a price of $0.23 until August 24, 2012.

In January, 2011 the Corporation closed the public offering of Units by Wellington West Capital Markets Inc (the “Agent”) for a total of 50 million Units at a price of $0.35 per unit for gross proceeds of $17.5 million. Each Unit consisted of one common share and one half of one warrant, with each whole warrant entitling the holder to purchase a further common share at a price of $0.45 per common share at any time until July 21, 2012. The Corporation paid the Agent a cash commission equal to 6% of the gross proceeds of the Offering, and issued to the Agent warrants to purchase 2,963,700 common shares at a price of $0.38 per common share, exercisable until July 21, 2012.

In February, 2011 the Corporation posted an approximately US$1.6 million cash reclamation bond with BLM for Copperstone. The bond was posted to guarantee that Bonanza is positioned to complete all required reclamation at the end of the mine life at Copperstone based on the current mine plan of operations.

The recoverability of amounts capitalized is dependent upon the discovery of economically recoverable reserves, securing and maintaining title on the properties and obtaining the necessary financing to complete the exploration and development of these projects and upon the attainment of future profitable production. Based on funding requirements as indicated by the Feasibility Study and a current working capital, the Corporation has sufficient funding to meet its operating and capital expenditure requirements through to production without raising additional capital as of June 30, 2011.

The Corporation raised the following funds during the period from January 1, 2010 to June 30, 2011 as summarized below:

CDN$ (Million)
Cash
Cash available January 1, 2010:	0.9
Financing: net of share issue costs	17.4

Total Funds raised and available:		18.3
Feasibility and Mine Development:
Mineral property	(0.5)
Exploration	(0.7)
Engineering	(0.9)
Permit/Environment	(0.3)
Plant, equipment	(8.6)
Environmental Bond	(1.6)
Change in working capital	1.1	(11.5)
Fund Remained from Financing:		6.8

Source of fund from property disposal		4.5
General Corporate expenses:		(2.4)
Funds available, June 30, 2011		8.9

Funds available as of June 30, 2011 will be utilized to complete the construction of the Copperstone Mine by late 2011. The Corporation has adequate funding to achieve our current business objectives and milestones.

Off-Balance Sheet Arrangements

The Corporation has no off-balance sheet arrangements.

Related Party Transactions

The Corporation’s related parties consist of companies which have certain directors in common as follows:

Related Party	Nature of Transactions
Nevada Copper Corp.	General administration and management fees
Mesa Exploration Corp.	General and administration

The Corporation recovered under cost-sharing arrangements the following expenditures from companies which have certain directors in common:

	June 30, 2011		June 30, 2010
	Three Months	Six Months	Three Months	Six Months
	$	$	$	$
Management and consulting fees	30,425	69,875	28,875	56,250
General and administration expenses	18,325	34,375	18,625	36,750

	48,750	104,250	47,500	93,000

Off-Balance Sheet Arrangements

The Corporation has no off-balance sheet arrangement.

Disclosure Controls and Internal Controls over Financial Reporting

The Chief Executive Officer (the “CEO”), and the Chief Financial Officer (the “CFO”) of the Corporation are responsible for establishing and maintaining the Corporation’s disclosure controls and procedures including adherence to the Disclosure Policy adopted by the Corporation. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Corporation so that they may evaluate and discuss this information and determine the appropriateness and timing for public release.

The CEO and the CFO are also responsible for the design of internal controls over financial reporting (“ICFR”). The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The CEO and CFO have evaluated there was no change to the ICFR during the quarter ended June 30, 2011.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include estimates used in the Corporation’s evaluation of recoverability of the carrying value of these mineral properties. The business of mineral exploration and extraction involves a high degree of risk since very few properties that are explored and developed ultimately achieve commercial production. At present, none of the Corporation’s properties have a known body of commercial ore reserve except the Copperstone property which was determined by a 43-101 compliant feasibility study issued in February, 2010 (updated January 2011).

The Corporation’s impairment determination and resulting estimated net recoverable value on its mineral projects represents management's best estimate of the value that will be recovered based on a net present value approach. Key assumptions in the estimate include future gold prices, recoverable ounces of gold and the discount rate applied, as well as operating costs and the availability of any further required financing. Actual outcomes could differ materially from this estimate.

The Corporation is in an industry that is exposed to a number of risks and uncertainties, including exploration, development, commodity, operating, ownership, political, funding, currency and environmental risk. While factoring these risks the Corporation has relied on very preliminary resource estimates on its properties, however, these estimates include assumptions that are potentially subject to significant changes that are not yet determinable. Accordingly, there is always the potential for a material change to the presentation in the financial statements relating to the carrying value of the Corporation’s mineral properties.

Other significant areas requiring the use of management estimates and assumptions relate to the valuation of amounts receivable, future income tax assets and liabilities and assumptions used in valuing options and warrants in stock-based compensation calculations. Actual results could differ from those estimates.

Risk Factors

General

Precious metals exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Corporation may be affected by numerous factors which are beyond the control of the Corporation and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of mining facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, any of which could result in the Corporation not receiving an adequate return on invested capital.

Uncertainties and risks relating to the start-up of operations at the Copperstone Mine

There are inherent construction and permitting-related risks to the development of all new mining projects. These risks at the Copperstone Mine include:

  hiring of key personnel for construction and commissioning;
  delays associated with contractors;
  budget overruns due to changes in the cost of fuel, power, materials, supplies and currency fluctuations; and

While the Corporation has undertaken systematic work programs at the Copperstone Mine to mitigate these risks, it is common in new mining operations to experience such unexpected costs, problems and delays during construction, development and mine start-up, often due to circumstances beyond the Corporation’s control. In addition, delays in the commencement of mineral production often occur. Accordingly, the Corporation cannot provide assurance that its activities will result in profitable mining operations at the Copperstone Mine. The Corporation will be required to rely upon outside consultants, engineers and others for construction expertise in respect of building the Copperstone Mine. The Corporation will also rely on an outside contractor for mining services, and will be dependent on such contractor’s expertise. While the Corporation has taken or will take steps to ensure such consultants have industry experience, there is no guarantee that such consultants and contractors will prove to have the required skills. The Corporation’s operations, earnings and ultimate financial success could be materially adversely affected.

Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for the sale of same. Factors beyond the control of the Corporation may affect the marketability of any mineral occurrences discovered. The price of gold has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the control of the Corporation, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the United States dollar relative to the Canadian dollar and other currencies), interest rates and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods.

Currency Exposure

Currency fluctuations may affect the costs the Corporation incurs at its operations and may affect the Corporation’s operating results and cash flows. The principal source of funds for the Corporation has traditionally been through the sale of its common shares, which are sold in Canadian dollars, while a significant portion of the Corporation’s expenditures are incurred in United States dollars. Additionally, gold is sold throughout the world principally based upon the United States dollar price. Fluctuations in the exchange rate of the Canadian dollar to the United States dollar could have a material effect on the Corporation’s results of operations, may impact the development of its mineral projects, and the availability of fund for further mineral exploration.

Operating History

The Corporation and its predecessor companies have no history of earnings. The Corporation has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. The only present source of funds available to the Corporation is through the sale of its equity shares or by way of debt facilities. While the Corporation may generate additional working capital through the operation, development, sale or possible syndication of its properties, there is no assurance that any such funds will be generated.

Environmental Regulation

All phases of the Corporation’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations, or its ability to develop its properties economically. Before production may commence on any property, the Corporation must obtain regulatory and environmental approvals and permits. There is no assurance such approvals and permits will be obtained on a timely basis, if at all. Compliance with environmental and other regulations may reduce profitability, or preclude economic development of a property entirely.

Competition

The resource industry is intensely competitive in all of its phases, and the Corporation competes with many companies possessing greater financial resources and technical facilities than it. Competition could adversely affect the Corporation’s ability to acquire suitable producing properties or prospects for exploration in the future.

Joint Venture Interests

The Corporation may enter into joint ventures with one or more mining companies in respect of its other mineral properties. The Corporation may require additional funding to meet obligations under any joint venture agreement, and there is no guarantee such funding will be available. The inability of the Corporation to meet its funding commitments under any joint venture agreement could result in the dilution of the Corporations interest in the property subject to the joint venture agreement. In addition, should any of the Corporation’s joint venture partners determine not to fund their commitments under such joint venture agreement, the development of that project may be materially delayed or stopped, and the operations or financial results of the Corporation materially affected.

Title Matters

In those jurisdictions where the Corporation has property interests, the Corporation makes a search of mining records in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties, particularly title to undeveloped properties, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, or concessions. The ownership and validity of mining claims and concessions are often uncertain and may be contested. In particular, in Canada mineral title is increasingly subject to challenges and claims of aboriginal title to land subject to mining claims. The Corporation is not aware of any challenges to the location or area of its mineral claims. There is, however, no guarantee that title to the Corporation’s properties and concessions will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

Dependence on Key Personnel

The success of the Corporation and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key personnel. The loss of their services to the Corporation may have a material adverse effect on the Corporation. The Corporation does not presently have “key person” life insurance for any of its officers.

Conflicts of Interest

Certain of the directors of the Corporation are directors of other mineral resource companies and, to the extent that such other companies may be interested in a project also of interest to the Corporation, or may in the future participate in one or more ventures in which the Corporation participates, such directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises, at a meeting of the directors of the Corporation, a director who has such a conflict will abstain from voting for or against the approval of such acquisition or participation. In the appropriate cases, the Corporation will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participating in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.

Legal Proceedings Against Foreign Directors

The Corporation is incorporated under the laws of British Columbia, Canada, and some of the Corporation’s directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon its directors or officers, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. Furthermore, it may be difficult for investors to enforce judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in a foreign court against the Corporation or any of the Corporation’s non-U.S. resident officers or directors.

Additional Funding Requirements

The business of mineral exploration and extraction involves a high degree of risk with very few properties that are explored ultimately achieving commercial production. At present, none the Corporation’s properties have a known body of commercial ore. As a mining company in the exploration stage, the future ability of the Corporation to conduct exploration and development will be affected principally by its ability to raise adequate amounts of capital through equity financings, debt financings, joint venturing of projects and other means. In turn, the Corporation’s ability to raise such funding depends in part upon the market’s perception of its management and properties, but to a great degree upon the price of gold and the marketability of securities of speculative exploration and development mining companies.

The development of any ore deposits found on the Corporation’s exploration properties depends upon the Corporation’s ability to obtain financing through any or all of equity financing, debt financing, the joint venturing of projects, or other means. There is no assurance that the Corporation will be successful in obtaining the required financing.

Audit Committee Information

The following is a supplement to audit committee information contained in the Corporation’s Form 20-F under the heading Item 16 – Audit Committee, which is filed on www.sedar.com. The Corporation’s audit committee is governed by a written charter that sets out its mandate and responsibilities. A copy of the audit committee charter is set out in the Corporation’s Information Circular prepared for the Corporation’s June 8, 2007 annual general meeting and filed on SEDAR on May 14, 2007.

Composition of the Audit Committee

The independent members of the audit committee are Robert McKnight, Ronald Netolitzky and Jamie Newall. All members are considered to be financially literate and independent.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation's most recently completed financial year has the Corporation relied on the exemptions in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member), section 3.5 (Death, Disability or Resignation of Audit Committee Member) or Part 8 (Exemptions) of NI 52-110.

Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

At no time since the commencement of the Corporation's most recently completed financial year has the Corporation relied on the exemption in subsection 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) of NI 52-110.

Reliance on Section 3.8

At no time since the commencement of the Corporation's most recently completed financial year has the Corporation relied on section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

Audit Committee Oversight

The audit committee has not made any recommendations to the board of directors to nominate or compensate any external auditor.

Pre-Approval Policies and Procedures

It is within the mandate of the Corporation’s Audit Committee to approve all audit and non-audit related fees. The Audit Committee has pre-approved specifically identified non-audit related services, including tax compliance and review of tax returns as submitted to the Audit Committee from time to time. The auditors also present the estimate for the annual audit related services to the Audit Committee for approval prior to undertaking the annual audit of the financial statements.

International Financial Reporting Standards (IFRS)

Effective January 1, 2011 Canadian publicly listed entities were required to prepare their financial statements in accordance with IFRS. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010. The six months ended June 30, 2011 is our second reporting period under IFRS.

Our IFRS conversion team identified four phases to our conversion: scoping and planning, detailed assessment, implementation and post-implementation. We have now completed our IFRS conversion project through implementation. Post-implementation will continue in future periods, as outlined below.

The following outlines our transition project, IFRS transitional impacts and the on-going impact of IFRS on our financial results.

Notes to the consolidated interim financial statements provides more detail on our key Canadian GAAP to IFRS differences, our accounting policy decisions and IFRS 1, First-Time Adoption of International Financial Reporting Standards, optional exemptions for significant or potentially significant areas that have had an impact on our financial statements on transition to IFRS or may have an impact in future periods.

Transitional Financial Impact

As a result of the policy choices we have selected and the changes we were required to make under IFRS, we have recorded a reduction in our equity of approximately $2.6 million as at January 1, 2010. The tables below outline adjustments to our balance sheet on adoption of IFRS on January 1, 2010, and at June 30, 2010 and December 31, 2010 for comparative purposes.

The January 1, 2010 Canadian GAAP equity balances have been reconciled to IFRS as follows:

	Canadian GAAP	Adjustments	IFRS
	January 1, 2010		January 1, 2010
	$	$	$
SHAREHOLDERS' EQUITY

Share capital	59,977,063	673,556	60,650,619
Other equity reserve	6,396,978	-	6,396,978
Accumulated Other Comprehensive
Loss	(242,322)	(43,031)	(285,353)

Deficit	(21,520,933)	(3,729,082)	(25,250,015)

	44,610,786	(3,098,557)	41,512,229

The June 30, 2010 Canadian GAAP equity balances have been reconciled to IFRS as follows:

	Canadian GAAP	Adjustments	IFRS
	June 30, 2010		June 30, 2010
	$	$	$
SHAREHOLDERS' EQUITY

Share capital	60,165,903	737,406	60,903,309
Other equity reserve	6,396,978	-	6,396,978
Accumulated Other Comprehensive
Loss	(472,916)	(579,414)	(1,052,330)
Deficit	(22,647,507)	(3,792,932)	(26,440,439)

	43,442,458	(3,634,940)	39,807,518

The December 31, 2010 Canadian GAAP equity balances have been reconciled to IFRS as follows:

	Canadian GAAP	Adjustments	IFRS
	December 31,		December 31,
	2010		2010
	$	$	$
SHAREHOLDERS' EQUITY

Share capital	61,711,669	737,406	62,449,075
Other equity reserve	6,319,728	-	6,319,728
Accumulated Other Comprehensive
Loss	583,571	(1,063,084)	(479,513)

Deficit	(28,111,019)	(3,303,024)	(31,414,043)

	40,503,949	(3,628,702)	36,875,247

Comprehensive Income Impact

As a result of the policy choices we have selected and the changes we were required to make under IFRS, we have recorded a reduction in our comprehensive income of approximately $536,383 and $1,020,053 for the six months ended June 30, 2010 and the year ended December 31, 2010, respectively.

Cash Flow Impact

None of the IFRS transition adjustments noted above had an impact on our cash balances during 2010.

Control Activities

For all changes to policies and procedures that have been identified, the effectiveness of internal controls over financial reporting and disclosure controls and procedures has been assessed and any changes have been implemented. In addition, controls over the IFRS changeover process have been implemented, as necessary. We have identified and implemented the required accounting process changes that resulted from the application of IFRS accounting policies and these changes were not significant. We applied our existing control framework to the IFRS changeover process. All accounting policy changes and transitional financial position impacts were subject to review by senior management and the Audit Committee of the Board of Directors.

Information Technology and Systems

The IFRS transition project did not have a significant impact on our information systems for the convergence periods. We also do not expect significant changes in the post-convergence periods.

Post-Implementation

The post-implementation phase will involve continuous monitoring of changes in IFRS in future periods. We will ensure that potential changes are monitored and evaluated. The impact of any new IFRSs and IFRIC Interpretations will be evaluated as they are drafted and published.

New Accounting Pronouncements

Adoption of new accounting policies

The following new or amended IFRSs have been issued which are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted, with the exception of IFRS 13 which is effective prospectively from January 1, 2013:

IFRS 9 Financial Instruments
IFRS 10 Consolidated Financial Statements
IFRS 11 Joint Arrangements
IFRS 12 Disclosure of Interests in Other Entities
IFRS 13 Fair Value Measurement
Amendments to IAS 19 Employee Benefits
Amendments to IAS 28 Investments in Associates and Joint Ventures

IFRS 9 Financial instruments (“IFRS 9”) was issued in November 2009 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) replaces the guidance in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and SIC-12 Consolidation – Special Purpose Entities.

IAS 27 (2008) survives as IAS 27 (2011) Separate Financial Statements, only to carry forward the existing accounting requirements for separate financial statements. IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 (2008).

IFRS 11 Joint Arrangements (“IFRS 11”) replaces the guidance in IAS 31 Interests in Joint Ventures (“IAS 31”). Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures. IFRS 11 essentially carves out of previous jointly controlled entities, those arrangements which although structured through a separate vehicle, such separation is ineffective and the parties to the arrangement have rights to the assets and obligations for the liabilities and are accounted for as joint operations in a fashion consistent with jointly controlled assets/operations under IAS 31. In addition, under IFRS 11 joint ventures are stripped of the free choice of equity accounting or proportionate consolidation; these entities must now use the equity method. Upon adoption of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value (including any allocation of goodwill) into a single investment balance at the beginning of the earliest period presented. The investment’s opening balance is tested for impairment in accordance with IAS 28 (2011) and IAS 36 Impairment of Assets. Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities. Interests are widely defined as contractual and non-contractual involvement that exposes an entity to variability of returns from the performance of the other entity. The required disclosures aim to provide information in order to enable users to evaluate the nature of, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows.

IFRS 13 Fair Value Measurement (“IFRS 13”) replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income. IFRS 13 explains ‘how’ to measure fair value when it is required or permitted by other IFRSs. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards.

IAS 19 Employee Benefits (“IAS 19”) will modify accounting for pensions and other post-retirement and post-employment benefits and impact corporate financial reporting, including reported net profit. The key impacts of the amendments will include:

  Changes in how a plan's funded status and its variation during a reporting period will affect balance sheet and comprehensive income

  Changes in the reported benefit expense due to the removal of the expected return on assets and amortization items

  Significant changes to the footnote disclosures

  Potential implications for the way that plan sponsors manage defined benefit plan risk

IAS 28 Investments in Associates and Joint Ventures (“IAS 28”) will modify the existing standard as issued in 2008 as follows:

  Associates and joint ventures held for sale. IFRS 5 Non-current Assets Held for Sale and Discontinued Operations applies to an investment, or a portion of an investment, in an associate or a joint venture that meets the criteria to be classified as held for sale. For any retained portion of the investment that has not been classified as held for sale, the equity method is applied until disposal of the portion held for sale. After disposal, any retained interest is accounted for using the equity method if the retained interest continues to be an associate or a joint venture.

  Changes in interests held in associates and joint ventures. Previously, IAS 28 and IAS 31 specified that the cessation of significant influence or joint control triggered re-measurement of any retained stake in all cases with gain recognition in profit or loss, even if significant influence was succeeded by joint control. IAS 28 will be modified so that in such scenarios the retained interest in the investment is not re-measured.

These new and revised accounting standards have not yet been adopted by American Bonanza, and the Corporation has not yet completed the process of assessing the impact that they will have on its financial statements or whether to early adopt any of the new requirements.

Financial Instruments and Other Instruments

The Corporation’s financial instruments consist of cash and cash equivalents, marketable securities, amounts receivable and accounts payable. It is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from our cash and cash equivalents, accounts receivable and accounts payable.

The Corporation is exposed to currency risk on the acquisition and exploration expenditures on its properties since it has to settle expenditures either in local currency or U.S. dollars. The Corporation’s expenditures are negatively impacted by increases in value of either the U.S. dollar or local currencies versus the Canadian dollar.

Use of Financial and Other Instruments

The Corporation has not entered into any specialized financial agreements to minimize its investment, currency or commodity risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Corporation’s financial condition and results of operations is currently its cash and cash equivalents.

Outlook

The Corporation’s current objective is to re-activate the Copperstone project towards gold production. Mining will commence at Copperstone upon the commissioning of the plant equipment.

In management’s opinion the Corporation’s current working capital position will be sufficient for the purposes of completing its planned development at Copperstone. However, management will continue to evaluate the Corporation’s cash position to ensure sufficient funding until the start of planned production in 2011.

Share Data

Capital Structure as of August 12, 2011:

Common shares issued and outstanding: 180,220,772

Total stock options outstanding: 18,005,000

Number of
Options	Exercise Price	Expiry Date
1,900,000	$0.220	November 6, 2012
1,910,000	$0.070	August 6, 2013
2,530,000	$0.060	January 26, 2014
3,720,000	$0.085	March 18, 2014

500,000	$0.090	July 28, 2014
100,000	$0.190	March 25, 2015
6,895,000	$0.390	March 2, 2016
100,000	$0.385	May 5, 2016
350,000	$0.370	June 23, 2016
18,005,000

Total share purchase warrants outstanding: 31,946,641

Number of
Warrants	Exercise Price	Expiry Date
1,666,858	$0.23	August 11, 2012
2,316,083	$0.23	August 24, 2012
25,000,000	$0.45	July 21, 2012
2,963,700	$0.38	July 21, 2012

31,946,641